October 3, 2019

Craig Cook
Chief Executive Officer
Midatech Pharma PLC
Oddfellows House
19 Newport Road
Cardiff, United Kingdom
CF24 OAA

       Re: Midatech Pharma PLC
           Registration Statement on Form F-3
           Filed September 23, 2019
           File No. 333-233901

Dear Dr. Cook:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. Please refer to Section 7.6 of Exhibit 4.2. We note that the depositary is entitled to refer any dispute or difference for final settlement by arbitration in accordance with the
       Commercial Arbitration Rules of the American Arbitration Association. Please revise the prospectus to describe the arbitration provision and to disclose the impact of this provision on holders of your ADSs for claims under the federal securities laws.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Craig Cook
Midatech Pharma PLC
October 3, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald Field at 202-551-3680 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameCraig Cook                               Sincerely,
Comapany NameMidatech Pharma PLC
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